AB 10/27

SECURITIES AND EXCHANGE COMMISSION

06050239

BB 10/27

SEC FILE NO.
8-50225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED SEP 29 2006 WASH. D.C. 185 SECTION

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (mm/dd/yy) AND ENDING 06/30/06 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MILESTONE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

476 3rd STREET
(No and Street)

OAKLAND	CALIFORNIA	94607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY E. WELTER (510) 663-5275
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED OCT 30 2006 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

BB

OATH OR AFFIRMATION

I, **GREGORY E. WELTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MILESTONE FINANCIAL SERVICES, INC.**, as of **JUNE 30, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

EVA M. TANGEN
COMM. #1399618
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXPIRES FEB. 9, 2007

Gregory E. Welter
Signature

President
Title

Eva M. Tangen
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Milestone Financial Services, Inc.

Annual Audit Report

June 30, 2006

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Milestone Financial Services, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Milestone Financial Services, Inc.
Oakland, California

We have audited the accompanying statement of financial condition of Milestone Financial Services, Inc. as of June 30, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Financial Services, Inc. at June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company's significant litigation liability which arose subsequent to June 30, 2006, raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

E. Wintter + Associates

September 25, 2006

Milestone Financial Services, Inc.

Statement of Financial Condition

June 30, 2006

Assets

Cash		$ 25,623
Commissions receivable		92,792
Deposits with clearing organizations		100,877
Other receivables, net		53,221
Due from affiliate		35,653
Prepaid expenses and deposits		4,077
Note receivable		111,000
Furniture and equipment, at cost, less accumulated depreciation of $200,177		59,177
Total assets		$ 482,420

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses		$ 133,742
Commissions payable		28,683
State tax payable		980
Other liabilities		1,120
Total liabilities		164,525
Stockholder's equity		
Common stock (no par value; 1,000 authorized, 200 shares issued and outstanding)	$ 20,000	
Paid-in capital	583,839	
Retained earnings (deficit)	(285,944)	
Total stockholder's equity		317,895
Total liabilities and stockholder's equity		$ 482,420

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Statement of Income (Loss)

For the Year Ended June 30. 2006

Revenues:	
Commissions and related fees	$ 6,986,517
Other income	263,597
Investment advisory fees	62,895
Loss on disposal of property	(1,911)
Total revenue	7,311,098
Expenses:	
Commissions	5,309,284
Employee compensation and benefits	602,251
Litigation losses and costs	756,474
Clearing expenses	156,730
Regulatory fees	107,210
Management fees	60,500
Professional fees	56,280
Occupancy	39,445
Depreciation	38,286
Quote fees	33,575
Other operating expenses	160,156
Total expenses	7,320,191
Income (loss) before income taxes	(9,093)
Income tax expense	28,448
Net income (loss)	$ (37,541)

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2006

	Common Stock	Paid In Capital	Retained Earnings Deficit	Stockholder's Equity
June 30, 2005	$ 20,000	$ 583,839	$ (248,403)	$ 355,436
Net income			(37,541)	(37,541)
June 30, 2006	$ 20,000	$ 583,839	$ (285,944)	$ 317,895

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (37,541)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	38,286
Loss on disposal of property	1,911
Deferred taxes	25,252
(Increase) decrease in:	
Commissions receivable	414,018
Deposit with clearing organization	(682)
Other receivables	(25,385)
Due from affiliate	50,000
Prepaid expenses and deposits	17,104
Federal tax receivable	9,540
Increase (decrease) in:	
Accounts payable and accrued expenses	(18,466)
Commissions payable	(411,329)
Other liabilities	(5,980)
Net cash provided (used) by operating activities	$ 56,728
CASH FLOWS FROM INVESTING ACTIVITIES	
Note receivable	(111,000)
Purchases of fixed assets	(2,242)
Net cash provided (used) by investing activities	$ (113,242)
CASH FLOWS FROM FINANCING ACTIVITIES	0
Net increase (decrease) in cash	(56,514)
Cash and cash equivalents at beginning of year	82,137
Cash at end of year	$ 25,623
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 2,519

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Notes to the Financial Statements

June 30, 2006

(1) Organization

Milestone Financial Services, Inc. ("the Company") was incorporated in the State of California in 1997. The Company was approved for membership by the NASD on August 1, 1997 and is currently registered in 50 states. The Company is a wholly owned subsidiary of Milestone Financial Holdings, Inc. ("Holdings"), which provides advisory and management services to the Company. The Company's primary source of revenue is commissions and related fees generated from customer transactions.

(2) Significant Accounting Policies

Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with various clearing agreements. Commission income and related clearing charges generated from customer securities transactions are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Income Taxes
The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

The Company is included in a consolidated federal income tax return and combined state income tax return of Holdings. Pursuant to a tax sharing agreement with Holdings, the Company's share of combined federal and state income taxes is computed as if the Company filed separate returns.

(2) Significant Accounting Policies (continued)

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which range from three to seven years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Deposit with Clearing Organization

Under the Company's clearing agreements deposits totaling $100,000 are required to be held at the Company's clearing organizations.

(4) Other Receivables

Other receivables of $53,221 are considered to be fully collectible by management.

(5) Note Receivable

In October, 2005, the Company received a promissory note from an individual for $156,000. The note is non-interest bearing and payable in 32 consecutive monthly installment payments of $5,000. The balance at June 30, 2006 was $111,000.

(6) Operating Leases

The Company leases office space in Oakland, California. The lease began September 18, 2003 and ends November 30, 2006. At the Company's option, the lease may be extended for an additional three years. The non-cancelable future minimum lease payments are $16,025.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At June 30, 2006, the Company had net capital of $54,572 of which $43,603 was in excess of its required net capital.

(8) Income Taxes

The Company's total deferred tax assets and liabilities as of June 30, 2006 are as follows:

Deferred tax asset	$ 33,148	
Deferred tax liability	(6,897)	
Net deferred tax assets		$ 26,251
Valuation allowance		(26,251)
Net deferred tax asset		$ 0

Deferred tax liabilities are primarily the result of using Internal Revenue Code section 179 which expenses the cost of fixed assets in the year of purchase for tax purposes versus expensing over the assets estimated useful lives for financial statement purposes. The deferred tax assets are the result of a California net operating loss carryforward of $205,297 that may be used to offset future taxable income. The California loss carryforward is due to expire beginning in 2009. Since it is more likely than not the deferred tax assets will be unrealized, a valuation allowance of $26,251 has been established.

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses.

The components of the income tax provision (benefit) for the year ended June 30, 2006 are as follows:

Current:		
Federal	$ 748	
State	1,780	
		$ 2,528
Deferred:		
Federal	25,920	
State	0	25,920
Total		$ 28,448

(9) Related Party Transactions

The Company is a wholly owned subsidiary of Holdings. If these companies were to report on a combined basis, the results of operations and financial position could differ significantly.

The Company and Holdings are both parties to a management agreement under which the Company periodically pays Holdings management fees to compensate Holdings for providing corporate business advisory, management and other services. The Company paid $60,500 in management fees for the year ended June 30, 2006.

As of June 30, 2006, Holdings owes the Company $35,653 for income taxes that the Company paid on Holdings' behalf and for the tax benefit of the Company's net operating loss utilized by Holdings in consolidation.

(10) Employee Benefits

The Company has a savings incentive match plan for employees (SIMPLE plan) which matches eligible employee contributions up to 3% of compensation. Company contributions to the plan were $15,380 for the year ended June 30, 2006.

(11) Concentration of Risk

Deposits with clearing organization of $50,000 and commissions receivable of $64,333 represent funds due from Penson Financial Services, Inc. at June 30, 2006. The Company considers these receivables to be fully collectible at June 30, 2006.

The Company estimates that approximately 80% of its commissions income is generated from one branch office in Bohemia, New York.

(12) Litigation

Due to the nature of its business, the Company is subject from time to time to various threatened or filed legal actions. Registered representatives are responsible by contract to reimburse the Company for all costs related to arbitrations and litigation in which they are associated. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable at the balance sheet date. Accrued litigation losses and costs that the Company does not expect to recover are included in litigation losses and costs in the Statement of Income (Loss).

(13) Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on behalf of its customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at a prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(14) Subsequent Events

Subsequent to year-end, a pending arbitration claim was awarded against the Company in the amount $1,684,988 for actual and compensatory damages plus other costs of $8,731.35 and interest at 7% from November 30, 2002 until paid. The Company and one of its brokers are jointly and severally liable for the payment of the awards. Management believes that the award will be reduced and will be paid in full by the responsible broker. This award raises substantial doubt about the Company's ability to continue as a going concern.

SUPPLEMENTAL INFORMATION

Milestone Financial Services, Inc.

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2006

Net Capital		
Total stockholder's equity qualified for net capital		$ 317,895
Less: Non-allowable assets		
Other receivables	$ 53,416	
Due from affiliate	35,653	
Prepaid expenses and deposits	4,077	
Note receivable	111,000	
Furniture and equipment (net)	59,177	
Total non-allowable assets		263,323
Net Capital		54,572
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $164,522 or $5,000, whichever is greater		10,969
Excess net capital		$ 43,603

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of June 30, 2006)

Net capital, as reported in Company's Part II of Form X- as of June 30, 2006	$ 54,873
Decrease in stockholder's equity	(63,926)
Decrease in non-allowable assets	63,625
Net capital per above computation	$ 54,572

Milestone Financial Services, Inc.

Schedule II

Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are cleared through Dain Correspondent Services and Penson Financial Securities, Inc. or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Reauirements Under Rule 15c3-3

For the Year Ended June 30, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Milestone Financial Services, Inc.
Oakland, California

In planning and performing our audit of the financial statements and supplemental schedules of Milestone Financial Services, Inc. (the Company) for the period ended June 30, 2006, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2006, and this report does not affect our report thereon dated September 25, 2006.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

September 25, 2006